Exhibit 99.1

Press Release

VITOL INVESTMENT PARTNERSHIP TO ACQUIRE MISC’S SHAREHOLDING IN VTTI BV

LONDON, August 21, 2015 – VTTI Energy Partners LP (NYSE: VTTI) (the “Partnership”) has been informed by VTTI BV that Vitol Investment Partnership, an investment vehicle sponsored and managed by Vitol, has agreed to acquire MISC Berhad’s (“MISC”) 50% shareholding in VTTI BV, which owns the general partner of VTTI Energy Partners, for cash consideration of $830 million, subject to certain conditions precedent1. Vitol already owns 50% of VTTI BV. VTTI BV will continue to be run as an independent, standalone company under the leadership of CEO Rob Nijst.

Rob Nijst, CEO of VTTI BV and VTTI Energy Partners said: “Since inception, we have developed an independent storage company supported by the financial strength and market insight offered by Vitol, the world’s largest independent energy trading company. We are confident that the proposition to our range of customers and our asset footprint will continue to improve and grow.”

Ian Taylor, President & CEO, Vitol said: “MISC has been an excellent partner over the last five years and we have greatly enjoyed working with them. Looking forward, we are very excited by VTTI BV’s future potential. The management team, led by Rob, has successfully grown and developed the business worldwide – today VTTI BV has total gross storage capacity of 54 million barrels, including assets under construction. The terminals have an excellent HSE record and are structured and managed to accommodate the demanding requirements of the energy trading community.”

Yee Yang Chien, President/CEO, MISC said: “It has been a great pleasure working with Vitol the past five years. We wish Vitol the very best in its future endeavours and we are confident that the good relationship we have will continue. We also wish to take this opportunity to thank and express our appreciation for all the support and cooperation given by the VTTI BV management team. For MISC, this divestment will enable us to unlock the value of our investment in VTTI BV and take advantage of future opportunities within our core business of energy and petroleum related shipping.”

Notes to Editors

1 Vitol Investment Partnership will acquire the shares through VIP Terminals Finance BV, a wholly-owned indirect subsidiary of Vitol Investment Partnership Limited.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.5 million barrels.

For more information: www.vttienergypartners.com

About VTTI BV

VTTI BV is a fee-based, growth-oriented business formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. VTTI BV’s assets include interests in a broad-based portfolio of terminals that are strategically located throughout the world with a combined total storage capacity of 54 million barrels including assets under construction.

For more information: www.vtti.com

About Vitol

The Vitol Group was founded in 1966 in Rotterdam, the Netherlands. Since then the company has grown significantly to become a major participant in world commodity markets and is now the world’s largest independent energy trader. Its trading portfolio includes crude oil, oil products, LPG, LNG, natural gas, coal, electricity, agricultural products, metals and carbon emissions. Vitol trades with all the major national oil companies, the integrated oil majors and the independent refiners and traders. Globally, Vitol trades over 5 million barrels of crude oil and oil products per day and revenues in 2014 were $270 billion.

For more information: www.vitol.com

Contact:

Robert Abbott, Chief Financial Officer

VTTI Energy Partners LP

+44 20 3772 0110